January 31, 2025

Paul Hickey
President and Chief Executive Officer
ReShape Lifesciences Inc.
18 Technology Dr., Suite 110
Irvine, CA 92618

       Re: ReShape Lifesciences Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed January 14, 2025
           File No. 333-282459
Dear Paul Hickey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4
Certain U.S. Federal Income Tax Consequences, page 140

1. We refer to the short-form opinion filed as Exhibit 8.2. Please revise to indicate that the disclosure in the prospectus regarding the U.S. federal income tax consequences of the Merger or Asset Sale to U.S. Holders of ReShape Shares represents the opinion of
       Fox Rothschild LLP. For guidance regarding short-form tax opinions, please refer to
       Staff Legal Bulletin No. 19 (Oct. 14, 2011).
2. With reference to page 3 of the long-form tax opinion filed as Exhibit 8.1, please revise the prospectus disclosure on pages 21, 101, and 141 to clarify that it is the
       opinion of Sichenzia Ross Ference Carmel LLP (   SRFC   ) that the
Exchange will be
       treated as a reorganization under Code section 368(a)(1)(a) and that under Code
 January 31, 2025
Page 2

       section 354 of the Code no gain or loss will be recognized by the U.S. Holders of
       Vyome stock as a result of the Merger. Also disclose that SRFC   s tax
opinion is
       presented in Exhibit 8.1 to the registration statement. For guidance regarding long-
       form tax opinions, please refer to Staff Legal Bulletin No. 19 (Oct. 14,
2011).
Vyome's Executive Compensation, page 210

3. Please provide executive compensation information, where applicable, for the fiscal year ended 12/31/2024 for both Vyome and ReShape.
       Please contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Brett Hanson, Esq.